                                                              OMB APPROVAL

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                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 Amendment No. 1

                         NATURAL RESOURCE PARTNERS L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   63900P 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  Thomas R. Denison, First Reserve Corporation, One Lafayette Place, Greenwich,
                        Connecticut 06830 (203) 625-2520
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 9, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

            NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No.  63900P 10 3
--------------------------------------------------------------------------------

             1. Name Of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                First Reserve GP IX, Inc.    IRS No.   91-209254 2
--------------------------------------------------------------------------------

             2. Check The Appropriate Box If a Member of a Group (See
                Instructions)
                (a)    [ ]
                (b)    [X]
--------------------------------------------------------------------------------

             3. SEC Use Only______
--------------------------------------------------------------------------------

             4. Source of Funds (See Instructions)   N/A
--------------------------------------------------------------------------------

             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or (e)_______
--------------------------------------------------------------------------------

             6. Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------

Number of           7.  Sole Voting Power________
Shares Bene-
ficially by       --------------------------------------------------------------
Owned by Each       8.  Shared Voting Power 596,920(1)
Reporting         --------------------------------------------------------------
Person With         9.  Sole Dispositive Power_______
                  --------------------------------------------------------------
                    10. Shared Dispositive Power 596,920(1)
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person 596,920 (1)
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)_____
--------------------------------------------------------------------------------

    13. Percent of Class Represented by Amount in Row (11) 4.1%
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

   (1) Consists of 596,920 Common Units into which the 596,920 Subordinated Units of the Issuer beneficially owned by the reporting person are convertible.

CUSIP No.  63900P 10 3
--------------------------------------------------------------------------------

             1. Name Of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                First Reserve GP IX, L.P.    IRS No.   91-208465 3
--------------------------------------------------------------------------------

             2. Check The Appropriate Box If a Member of a Group (See
                Instructions)
                (a)  [ ]
                (b)  [X]
--------------------------------------------------------------------------------

             3. SEC Use Only_____
--------------------------------------------------------------------------------

             4. Source of Funds (See Instructions)   N/A
--------------------------------------------------------------------------------

             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or (e)_______
--------------------------------------------------------------------------------

             6. Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
Number of           7.  Sole Voting Power______
Shares Bene-
ficially by       --------------------------------------------------------------
Owned by Each       8.  Shared Voting Power 596,920(1)
Reporting         --------------------------------------------------------------
Person With         9.  Sole Dispositive Power______
                  --------------------------------------------------------------
                    10. Shared Dispositive Power 596,920(1)
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person 596,920 (1)
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)____
--------------------------------------------------------------------------------

    13. Percent of Class Represented by Amount in Row (11) 4.1%
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

   (1) Consists of 596,920 Common Units into which the 596,920 Subordinated Units of the Issuer beneficially owned by the reporting person are convertible.

CUSIP No. 63900P 10 3
--------------------------------------------------------------------------------

             1. Name Of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                First Reserve Fund IX, L.P.    IRS No.   91-208465 2
--------------------------------------------------------------------------------

             2. Check The Appropriate Box If a Member of a Group (See
                Instructions)
                (a)   [ ]
                (b)   [X]
--------------------------------------------------------------------------------

             3. SEC Use Only____
--------------------------------------------------------------------------------

             4. Source of Funds (See Instructions)   N/A
--------------------------------------------------------------------------------

             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or (e)___
--------------------------------------------------------------------------------

             6. Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
Number of           7.  Sole Voting Power_____
Shares Bene-
ficially by       --------------------------------------------------------------
Owned by Each       8.  Shared Voting Power 596,920(1)
Reporting         --------------------------------------------------------------
Person With         9.  Sole Dispositive Power_______
                  --------------------------------------------------------------
                    10. Shared Dispositive Power 596,920(1)
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person 596,920 (1)
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)____
--------------------------------------------------------------------------------

    13. Percent of Class Represented by Amount in Row (11) 4.1%
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

   (1) Consists of 596,920 Common Units into which the 596,920 Subordinated Units of the Issuer beneficially owned by the reporting person are convertible.

CUSIP No. 63900P 10 3
--------------------------------------------------------------------------------

             1. Name Of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                FRC-NRP, Inc.    IRS No.   77-0616402
--------------------------------------------------------------------------------

             2. Check The Appropriate Box If a Member of a Group (See
                Instructions)
                (a)  [ ]
                (b)  [X]
--------------------------------------------------------------------------------

             3. SEC Use Only___
--------------------------------------------------------------------------------

             4. Source of Funds (See Instructions)   N/A
--------------------------------------------------------------------------------

             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or (e)____
--------------------------------------------------------------------------------

             6. Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
Number of           7.  Sole Voting Power_____________
Shares Bene-
ficially by       --------------------------------------------------------------
Owned by Each       8.  Shared Voting Power 596,920(1)
Reporting         --------------------------------------------------------------
Person With         9.  Sole Dispositive Power______
                  --------------------------------------------------------------
                    10. Shared Dispositive Power 596,920(1)
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person 596,920 (1)
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)____
--------------------------------------------------------------------------------

    13. Percent of Class Represented by Amount in Row (11) 4.1%
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions) CO
--------------------------------------------------------------------------------

   (1) Consists of 596,920 Common Units into which the 596,920 Subordinated Units of the Issuer beneficially owned by the reporting person are convertible.

CUSIP No. 63900P 10 3
--------------------------------------------------------------------------------

             1. Name Of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                FRC-NRP A.V. Holdings, L.P.    IRS No.   77-0616401
--------------------------------------------------------------------------------

             2. Check The Appropriate Box If a Member of a Group (See
                Instructions)
                (a)  [ ]
                (b)  [X]
--------------------------------------------------------------------------------

             3. SEC Use Only____
--------------------------------------------------------------------------------

             4. Source of Funds (See Instructions)   N/A
--------------------------------------------------------------------------------

             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or (e)___
--------------------------------------------------------------------------------

             6. Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
Number of           7.  Sole Voting Power______
Shares Bene-
ficially by       --------------------------------------------------------------
Owned by Each       8.  Shared Voting Power 596,920(1)
Reporting         --------------------------------------------------------------
Person With         9.  Sole Dispositive Power____
                  --------------------------------------------------------------
                    10. Shared Dispositive Power 596,920(1)
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person 596,920 (1)
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)____
--------------------------------------------------------------------------------

    13. Percent of Class Represented by Amount in Row (11)  4.1%
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

   (1) Consists of 596,920 Common Units into which the 596,920 Subordinated Units of the Issuer beneficially owned by the reporting person are convertible.

CUSIP No. 63900P 10 3
--------------------------------------------------------------------------------

             1. Name Of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                FRC-WPP NRP Investment L.P.      IRS No.   77-0616411
--------------------------------------------------------------------------------

             2. Check The Appropriate Box If a Member of a Group (See
                Instructions)
                (a)   [ ]
                (b)   [X]
--------------------------------------------------------------------------------

             3. SEC Use Only____
--------------------------------------------------------------------------------

             4. Source of Funds (See Instructions)   N/A
--------------------------------------------------------------------------------

             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or (e)____
--------------------------------------------------------------------------------

             6. Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
Number of           7.  Sole Voting Power______
Shares Bene-
ficially by       --------------------------------------------------------------
Owned by Each       8.  Shared Voting Power 596,920(1)
Reporting         --------------------------------------------------------------
Person With         9.  Sole Dispositive Power____
                  --------------------------------------------------------------
                    10. Shared Dispositive Power 596,920(1)
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person 596,920 (1)
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)___
--------------------------------------------------------------------------------

    13. Percent of Class Represented by Amount in Row (11)  4.1%
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions) PN
--------------------------------------------------------------------------------

   (1) Consists of 596,920 Common Units into which the 596,920 Subordinated Units of the Issuer owned by the reporting person are convertible.

CUSIP No. 63900P 10 3
--------------------------------------------------------------------------------

             1. Name Of Reporting Persons.
                I.R.S. Identification Nos. of above persons (entities only).

                FRC-WPP GP LLC    IRS No.   77-0616407
--------------------------------------------------------------------------------

             2. Check The Appropriate Box If a Member of a Group (See
                Instructions)
                (a)   [ ]
                (b)   [X]
--------------------------------------------------------------------------------

             3. SEC Use Only____
--------------------------------------------------------------------------------

             4. Source of Funds (See Instructions)   N/A
--------------------------------------------------------------------------------

             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
                Items 2(d) or (e)____
--------------------------------------------------------------------------------

             6. Citizenship or Place of Organization Delaware
--------------------------------------------------------------------------------
Number of           7.  Sole Voting Power______
Shares Bene-
ficially by       --------------------------------------------------------------
Owned by Each       8.  Shared Voting Power 596,920(1)
Reporting         --------------------------------------------------------------
Person With         9.  Sole Dispositive Power____
                  --------------------------------------------------------------
                    10. Shared Dispositive Power 596,920(1)
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person 596,920 (1)
--------------------------------------------------------------------------------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)_____
--------------------------------------------------------------------------------

    13. Percent of Class Represented by Amount in Row (11) 4.1%
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)  CO
--------------------------------------------------------------------------------

   (1) Consists of 596,920 Common Units into which the 596,920 Subordinated Units of the Issuer beneficially owned by the reporting person are convertible.

      This Amendment No. 1 (this "Amendment No. 1") to the statement on Schedule 13D (the "Schedule 13D"), originally filed on January 2, 2004, is filed by First Reserve GP IX, Inc. ("First Reserve"); First Reserve GP IX, L.P.; First Reserve Fund IX, L.P.; FRC-NRP, Inc.; FRC-NRP A.V. Holdings, L.P.; FRC-WPP NRP Investment L.P. (the "Partnership"); and FRC-WPP GP LLC (collectively, the "Reporting Persons") and relates to the common units representing limited partner interests of Natural Resource Partners L.P., a Delaware limited partnership (the "Issuer"), into which subordinated units representing limited partner interests of the Issuer are convertible. That Schedule 13D is hereby amended as set forth below.

ITEM 4. PURPOSE OF TRANSACTION

      The text of Item 4 is hereby amended by adding the following language:

      On August 9, 2005, the Partnership and the Issuer entered into an underwriting agreement (the "Underwriting Agreement") with Lehman Brothers Inc. and Citigroup Global Markets Inc. as representatives of several underwriters (the "Underwriters") providing for the sale by the Partnership of 4,200,000 subordinated units representing limited partner interests of the Issuer (the "Subordinated Units") owned by the Partnership and the 4,200,000 common units representing limited partner interests of the Issuer issuable upon the conversion of the Subordinated Units (the "Common Units", collectively with the Subordinated Units, the "Units"). The Partnership sold the 4,200,000 Units to the Underwriters at a price of $57.95 per Unit, and the Underwriters resold the Units to the public pursuant to a registration statement on Form S-3 (the "Registration Statement") at a price of $61.00 per Unit. The transaction closed on August 15, 2005.

      The Registration Statement was filed with the Securities and Exchange Commission and has been declared effective. This Amendment No. 1 to Schedule 13D shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. The offering is being made only by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may be obtained at no cost by writing or calling the Issuer at the following address:

Investor Relations Department
Natural Resource Partners L.P.
601 Jefferson, Suite 3600
Houston, Texas 77002
(713) 751-7507

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      Item 5 is hereby deleted and restated in its entirety as follows:

      As of August 9, 2005, the Reporting Persons beneficially owned an aggregate of 596,920 Common Units, constituting approximately 4.1% of the 14,583,826 Common Units outstanding as of that date.(3)

      (a) As of the date hereof, the Reporting Persons are the beneficial owners of Common Units (and an equivalent number of Subordinated Units convertible into such Common Units) in the numbers and percentages set forth in the table below:

                                                 NUMBER OF COMMON UNITS
        REPORTING PARTY                             BENEFICIALLY OWNED             PERCENTAGE OF CLASS
  FRC-WPP NRP Investment L.P.                          596,920 (2)                      4.1% (3)

      FRC-WPP GP LLC (1)                               596,920 (2)                      4.1% (3)

FRC-NRP A.V. Holdings, L.P. (1)                        596,920 (2)                      4.1% (3)

       FRC-NRP, Inc. (1)                               596,920 (2)                      4.1% (3)

First Reserve Fund IX, L.P. (1)                        596,920 (2)                      4.1% (3)

 First Reserve GP IX, L.P. (1)                         596,920 (2)                      4.1% (3)

 First Reserve GP IX, Inc. (1)                         596,920 (2)                      4.1% (3)

            (1) Consists of 596,920 Common Units issuable upon conversion of the Subordinated Units directly held by the Partnership. FRC-WPP GP LLC (the "Investment GP") is the general partner of the Partnership. FRC-NRP A.V. Holdings, L.P. ("A.V.") holds a majority of the limited partnership interests and member interests of the Partnership and Investment GP, respectively. FRC-NRP, Inc. (the "Blocker") and First Reserve GP IX, L.P. ("GP IX") are the general partners of A.V., and First Reserve Fund IX, L.P. ("Fund IX") is the sole stockholder of Blocker. GP IX is the general partner of Fund IX, and First Reserve is the general partner of GP IX.

            (2) Consists of 596,920 Common Units issuable upon conversion of the Subordinated Units directly held by the Partnership.

            (3) The percentage above is obtained (in accordance with Rule 13d-3(d)(1)(i)(D)) by using as the denominator 14,583,826 outstanding Common Units, which includes 13,986,906 Common Units currently outstanding (as indicated as outstanding as of August 9, 2005 in the Underwriting Agreement, provided as Exhibit 1.1 to the Issuer's current report on Form 8-K filed on August 10, 2005) and 596,920 Common Units into which the Subordinated Units directly held by the Partnership are convertible.

      (b) All of the Reporting Parties are controlled by First Reserve, and as a result of such control share the power to vote and dispose of the Units.

      (c) Other than the transaction described in Item 4, the Reporting Persons have not effected any transactions during the past 60 days in the Units.

      (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons and FRC-WPP Investment L.P. and its general and limited partners (which directly or indirectly own a limited partner interest in FRC-WPP NRP Investment L.P.) has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Units owned by the Reporting Persons.

      (e) Each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer's Common Units upon consummation of the transactions described in Item 4 of this Amendment No. 1.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended by adding the following language.

UNDERWRITING AGREEMENT

      On August 9, 2005, the Partnership and the Issuer entered into the Underwriting Agreement with the Underwriters providing for the sale by the Partnership of 4,200,000 Units at a price of $57.95 per Unit. The Underwriting Agreement is filed as an exhibit hereto and is incorporated by reference herein. See also Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Underwriting Agreement dated August 9, 2005 by and between FRC-WPP NRP Investment L.P., Natural Resource Partners LP, and Lehman Brothers Inc. and Citigroup Global Markets Inc. as representatives of several underwriters, filed as Exhibit 1.1 to the Issuer's current report on Form 8-K, filed with the Securities and Exchange Commission on August 10, 2005, and incorporated by reference herein as Exhibit A to this Amendment No. 1.

2. Joint Filing Agreement dated January 2, 2004, by and between First Reserve GP IX, Inc., First Reserve GP IX, L.P., First Reserve Fund IX, L.P., FRC-NRP, Inc., FRC-NRP A.V. Holdings, L.P., FRC-WPP NRP Investment L.P., and FRC-WPP GP LLC, filed on January 2, 2004 as Exhibit 1 to this Schedule 13D, and incorporated herein by reference as Exhibit B to this Amendment No. 1.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 17, 2005

FRC-WPP NRP INVESTMENT L.P.              FIRST RESERVE FUND IX, L.P.

    By:  FRC-WPP GP LLC, its             By:  First Reserve GP IX, L.P., its
general partner                          general partner

      By: /s/ Thomas R. Denison              By:  First Reserve GP IX, Inc., its
      Name:   Thomas R. Denison              general partner
      Title:  Manager

                                               By: /s/ Thomas R. Denison
                                               Name:   Thomas R. Denison
                                               Title:  Managing Director

FRC-WPP GP LLC                           FIRST RESERVE GP IX, L.P.

                                            By:  First Reserve GP IX, Inc., its
    By: /s/ Thomas R. Denison               general partner
        Name:   Thomas R. Denison
        Title:  Manager

                                             By: /s/ Thomas R. Denison
                                             Name:   Thomas R. Denison
                                             Title:  Managing Director

FRC-NRP A.V. HOLDINGS, L.P.              FIRST RESERVE GP IX, INC.

    By:  First Reserve GP IX,
    L.P., its managing general
    partner                                 By: /s/ Thomas R. Denison
                                            Name:   Thomas R. Denison
                                            Title:  Managing Director

      By:  First Reserve GP IX,
      Inc., its general partner

       By: /s/ Thomas R. Denison
       Name:   Thomas R. Denison
       Title:  Managing Director

FRC-NRP, INC.

By: /s/ Thomas R. Denison
Name:   Thomas R. Denison
Title:  President